EXHIBIT 4

FOR IMMEDIATE RELEASE	3 April 2012

WPP PLC (“WPP”)

WPP acquires stake in multinational retail marketing agency, Barrows

WPP announces that it has acquired a 35% interest in Barrows, specialists in retail marketing solutions in fast-growing markets. Barrows provides a diverse range of services—including retail strategy, shopper insight, design, manufacturing capabilities and innovative products—to blue chip clients in the fmcg sector.

Established in 1995, Barrows has offices in Brazil, South Africa, the UK and will shortly be opening in Singapore.

Barrows employs more than 400 people and its key clients and partners include the world’s leading fmcg companies across multiple geographies. The unaudited consolidated gross assets of the Barrows companies in which WPP is investing, as at 31 December 2011 were approximately US$18.3 million. Barrows’ total unaudited revenues for the year ended 31 December 2011 were approximately US$62 million.

This investment continues WPP’s strategy of investing in fast growing markets and sectors and its commitment to developing its businesses and maintaining its premier position throughout the fast-growing BRICs markets.

Shopper marketing is estimated* to be a $50 to $60-billion category worldwide, making it one of the fastest growing sectors in marketing. As a group, WPP has unrivalled capability in this field, offering resources including shopper insights, store design, customer relationship management, in-store communications, digital path-to-purchase, packaging and e-commerce. WPP businesses in shopper marketing, including associates, generate revenues of more than $1 billion. In January, WPP’s global retail practice, The Store, launched a shopper marketing offer, assembling the resources of 15 Group companies, providing clients with an integrated cross-WPP company shopper marketing solution. This can be accessed via www.shoppermarketingstore.com.

[*source: Grocery Manufacturers’ Association “Shopper Marketing 5.0” study]

Contact:

Feona McEwan,

WPP

+44 (0)207 408 2204